Joway Health Industries Group Inc. (f/k/a G2 Ventures, Inc.)

16th Floor, Tianjin Global Zhiye Square, 309 Nanjing Road

Nankai District, Tianjin, PRC

June 10, 2011

John Reynolds

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, DC 20549

Re:	G2 Ventures, Inc.

Form 8-K

Filed on October 7, 2010

File: 333-108715

Dear Mr. Reynolds:

This letter responds to certain comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff to Joway Health Industries Group Inc. (formerly G2 Ventures, Inc.) (the “Company”) dated April 13, 2011.

For your convenience, we have included each of the Staff’s comments in italics before each of the Company’s responses. References in this letter to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

Form 8-K filed with Correspondence on February 28, 2011

General

Staff Comment 1. We reissue comment one of our letter dated January 28, 2011. Please provide an amended Form 8-K to address our comments and incorporate your previous responses you have made in a draft format. Also, please include the exhibits that you represent in your response letters that will be filed with an amended Form 8-K/A.

Response: We have filed an amended Form 8-K/A (the “8-K/A”) and incorporated where applicable the information contained in the following responses to the Comments of the Staff.

Entry into a Material Definitive Agreement, page 3

Staff Comment 2. We note your responses to comments three and five of our letter dated January 28, 2011 regarding the indirect ownership of Crystal Globe and partially reissue the comments. Please revise to provide clear disclosure as to the ownership of Crystal Globe and Dynamic Elite. You state that Mr. Liu formed these companies but do not specifically clarify who was the controlling shareholder before and/or after the transactions. In this regard, we note that the disclosure provided in your supplemental response to comment 21 is clearer than the disclosure in the proposed changes to the Form 8-K. In addition, clarify whether Mr. Zhang had any ownership or control, directly or indirectly, of Crystal Globe and Dynamic Elite before the transactions. Please revise this section and footnote four of your beneficial ownership table to clarify the individuals that have indirect ownership of Crystal Globe,

John Reynolds

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

June 10, 2011

and thus, control of your operating subsidiaries, as it appears that Mr. Zhang is the ultimate beneficial owner and control person and therefore the shares should be included in the table for Mr. Zhang or advise as to why you believe disclosure is not required.

Response: We have revised the description under Item 1.01 Entry into a Material Definitive Agreement of the 8-K/A to clarify the ownership of Crystal Globe and Dynamic Elite both before and after the Reverse Merger. We have also revised the table set forth under the section titled “Security Ownership of Certain Beneficial Owners and Management” to describe the indirect ownership of Crystal Globe.

Corporate Structure and History, page 4

Staff Comment 3. We note your response to comment six of our letter dated January 28, 2011. Please revise to disclose the material terms of the July 25, 2010 and July 28, 2010 share acquisition agreements with Chen Jingyum and Wang Aiying to sell their shares to the Joway Group.

Response: The share transfer agreements entered into with Chen Jingyun and Wang Aiying are very short and simplistic documents. Our response letter dated February 28, 2011 contains an accurate description of all of the material terms contained in those agreements. In addition, we have included these agreements as exhibits to the 8-K/A.

Description of Business, page 11

Staff Comment 4. We reissue comment eight of our letter dated January 28, 2011. We are unable to locate the supplemental table as stated in your response letter dated February 28, 2011.

Response: We will submit the supplemental information by EDGAR as Exhibit A.

Staff Comment 5. We reissue comment 13 of our letter dated November 5, 2010. Please clarify whether you have a website. If so, please provide the address.

Response: We currently do not have a website for the public company.

Staff Comment 6. We are unable to find the revisions you provided in response to comment 17 of our letter dated November 5, 2010 with regard to the material terms of your franchise agreement. The draft language you provided in your response letter dated December 23, 2010 is not in the business discussion. Further, you previously indicated that you would file a form franchise agreement, but you have not yet provided such document and the exhibits index does not reflect a franchise agreement.

Response: A description of the material terms of our standard franchise agreement is set forth on page 19 of the 8-K/A which is the same language set forth in our response letter dated December 23, 2010. In addition, we have filed a form of our franchise agreement as Exhibit No. 10.20 to the Company’s Annual Report on Form 10-K filed on April 14, 2011 and have incorporated this exhibit by reference into the 8-K/A.

Staff Comment 7. We note your revisions in response to comment 20 of our letter dated November 5, 2010 that the Company “believes it is the leading manufacturer and distributor of

John Reynolds

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

June 10, 2011

tourmaline healthcare-related products in the PRC” and that “we have the most matured tourmaline particle attachment technology in the PRC.” Please provide the basis for these statements or remove.

Response: We have removed both statements from the disclosure in our 8-K/A.

Staff Comment 8. We note your response to comment nine of our letter dated January 28, 2011, and we reissue it in part. Please revise to briefly describe the business of Shenyang Joway and its similarities and relationships with the Joway Group. Also, please advise us whether Shenyang Joway uses the Joway Group name as part of its business.

Response: Shenyang Joway is a company established by Jinghe Zhang, the Company’s Chief Executive Officer in 2005, who owns 70% of the company. Shenyang Joway is currently not an operating company. All transactions between Joway Group and Shenyang Joway have been disclosed in the 8-K/A under the section titled “Certain Relationships and Related Transactions—Other Related Transactions among Chinese Operating Entities.”

Shenyang Joway does not use the Joway Group name in its business. However, Shenyang Joway did license to Joway Group the right to use certain trademarks owned by Shenyang Joway. A copy of the licensing agreement was previously filed as Exhibit 10.15 to the 8-K.

Risk Factors, page 36

Staff Comment 9. We note your response to comment 15 of our letter dated January 28, 2011 and the related revisions to your filing. As noted in our prior comment, please confirm to us that you will evaluate the factors outlined in your revised risk factor disclosure in concluding on the effectiveness of disclosure controls and procedures under Item 307 of Regulation S-K and internal control over financial reporting under Item 308 of Regulation S-K in the future.

Response: We confirm that in connection with our future filings we will evaluate the factors outlined in our revised risk factor disclosure in concluding the effectiveness of disclosure controls and procedures under Item 307 of Regulation S-K and internal control over financial reporting under Item 308 of Regulation S-K.

Executive Compensation, page 67

Staff Comment 10. We note your response to comment 42 of our letter dated November 5, 2010, and we reissue it. Please revise to clarify that the compensation figures and discussion includes all compensation, including any from Junhe Consulting and/or Dynamic Elite. In addition, there should only be one summary compensation table providing the disclosure required by Item 402(n) of Regulation S-K.

Response:

We have revised the disclosure in the 8-K/A under the section titled Executive Compensation to clarify that the compensation figures and discussion includes all compensation, including any from any of the Company’s subsidiaries. In addition, the Company has revised the Summary Compensation Table in accordance with the requirements of Item 402(n) of Regulation S-K.

John Reynolds

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

June 10, 2011

Market Price of and Dividends on the Registrants Common Equity and Related Stockholder Matters, page 76

Staff Comment 11. We reissue comment 48 of our letter dated November 5, 2010. Please provide the market price information required by Item 201(a)(1)(iii) of Regulation S-K. Although thinly traded, we note that the stock has been quoted on the OTC Bulletin Board under the stock symbol GVTI.

Response:

We have revised the section in the 8-K/A titled “Market Price of and Dividends on the Registrants Common Equity and Related Stockholder Matters” to conform to Item 201(a)(1)(iii) of Regulation S-K to the extent we are able to do so. Please note that we were unable to locate quotations for the Company’s common stock prior to March 2010.

Dynamic Elite International Limited Consolidated Financial Statements

General

Staff Comment 12. Please amend your Form 8-K to include updated interim financial statements of Dynamic Elite International Limited for the nine months ended September 30, 2010 and 2009. Refer to Exchange Act Rules 13a-1 and 13a-13.

Response: We have revised the 8-K/A to include interim financial statements of Dynamic Elite International Limited for the nine months ended September 30, 2010 and 2009.

Exhibits

Staff Comment 13. We note your responses to comments 10 and 17 of our letter dated November 5, 2010, and comments 17 and 22 of our letter dated January 28, 2011 in which you indicate you will file various documents as exhibits to your amended Form 8-K/A. Please file these documents, as we are unable to clear these comments unless we are able to review these exhibits. Please also note that we may have additional substantive comments regarding the disclosure in the Form 8-K once we review these exhibits.

Response: We have filed the agreements and other documents referred to in our prior response as exhibits to the 8-K/A.

Staff Comment 14. We note your response to comment 22 of our letter dated January 28, 2011 that the other exhibit 10.13, the agreements are complete. Please clarify whether these are forms of the agreement or whether these are the executed agreement. If these are the executed agreement, we note that exhibits 10.11, 10.12 and 10.13 are also missing the quantity and amount, and therefore the exhibits should be filed in their entirety. If these are forms of the agreement, please advise and explain why the executed agreements are not filed.

Response: The agreements originally filed as Exhibits 10.11 and 10.12 are forms of agreements referred to as “framework contracts” under the applicable Chinese legal terminology. Framework contracts are

John Reynolds

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

June 10, 2011

agreements in which the parties set out the basic rights and obligations for a specific transaction, but leave out the variable terms, which are determined in supplemental documents once the actual transaction occurs. These specific agreements have been supplemented by various order lists. We have refiled these exhibits to include the order lists which supplement the original agreements. In addition, the agreement filed as Exhibit 10.13 is an executed contract with a cross reference to a price and quantity list. We have refiled this exhibit to include the price and quantity list.

The Company acknowledges that it is responsible for the accuracy and adequacy of the disclosure in its filings pursuant to the Securities Exchange Act of 1934 and that such filings include the information the Securities Exchange Act of 1934 and all applicable Securities Act rules require.

Sincerely,

/s/ Jinghe Zhang
Jinghe Zhang
Chief Executive Officer

Enclosures

CC:	Alisande Rozynko

The Crone Law Group

Exhibit A

Statement in 8-K:	"Because it is a permanent source of FIRs and negative ions, tourmaline is believed to have the advantage of improving human body circulation, relieving stress, increasing mental alertness, and strengthening the immune system function "The tourmaline-treated apparel and bedding provide an electrical stimulus to the wearer's or user's body and improve their health." "We believe these tourmaline-treated daily healthcare products and personal care products produce FIRs and negative ions which stimulate blood circulation in capillary vessels and deliver incredible benefits to users both physically and mentally." "Tourmaline wellness houses are currently used to stimulate perspiration and improve health. It is believed that the user will feel more rejuvenated after using our tourmaline wellness house."
Source:	***Electromagnetic wave emitting products and "Kikoh" potentiate human leukocyte functions*** By Niwa Institute for Immunology, Tosashimizu, Japan Department of Dermatology, Tohoku University School of Medicine, Sendai, Japan Department of Pediatrics, Faculty of Medicine, Juntendo University, Japan Department of Internal Medicine, Faculty of Medicine, Kyoto University, Japan
Statement in Source:	Page 133: Tourmaline (electric stone, a type of granite stone), common granite stone, ceramic disks, hot spring water and human palmar energy (called "Kikoh" in Japan and China), all which emit electromagnetic radiation in the far infrared region (wavelength 4-14 ktm). Page 137: The present study shows that exposure to materials capable of emitting far infrared electromagnetic radiation can induce an increase in [Ca 2 +]~ in neutrophils in vitro. This increase is in general closely correlated with cell activation and the resultant potentiation of leukocyte functions. Exposure to these materials also appeared to inhibit lipid peroxidation, a process implicated in cytotoxicity and carcinogenesis (Yagi 1984; Nishigaki et al. 1980; Welsch 1987). We have also confirmed in clinical studies the reports of Inoue et al. (Inoue and Kabaya 1989; Inoue and Honda 1986; Ise et al. 1987; Honda and Inoue 1988; Lee et al. 1990; Inoue et al. 1990) that these materials can be beneficial in treating circulatory disorders, atherosclerosis, and obesity (unpublished data, in our laboratory).
Source:	***Negative Air Ion Releasing Properties of Tourmaline/Bamboo Charcoal Compounds Containing Ethylene Propylene Diene Terpolymer/Polypropylene Composites*** *By Key Laboratory of Green Processing and Functional Textiles of New Textile Materials, Wuhan University of Science*

1

and Engineering, China; Faculty of Material Science and Engineering, Hubei University, China; Department and Graduate School of Polymer Engineering, National Taiwan University of Science and Technology, Taiwan; Jen-Taut Yeh, Et Al.
Statement in Source:	Negative ions present in air are generally recognized as being capable of exhibiting an invigorating effect on the living body by normalizing the autonomic or motorial nervous system. The person under the influence of negative ions is imparted with their biological functions such as sleep stimulation, ataraxy, activation of body cells, acceleration of metabolism,1,2 blood circulation, and fatigue recovery and so on. For convenience, these negative ions present in air will be referred to as negative air ions. Presumably, they can be present as varying types of negative air 2,3 ions, such as O(H O) ,OH (H O) ,or CO (H O) ,2 n 2 n 2 2 2 4 when enough moisture contents are present in the ambient environment. Therefore, investigations of emitting negative air ions have drawn much attention for years. Natural tourmaline ores can generate negative air ions spontaneously and permanently without generating excess amounts of radiation and ozone molecules. 4 It is worth noting that the efficiency of generating negative air ions of tourmaline crystals can be improved significantly by increasing their ambient temperatures or pressures, since they are generally recognized as pyroelectric and piezoelectric materials. It was also reported that the tourmaline mineral can emit far-infrared light, deodorize, purify water, and serve as effective antibacterial agent.5–8 In view of the varying functional properties of tourmaline, investigations in preparing the new composite materials containing tourmaline capable of emitting negative air ions have drawn much attention for years
Source:	**Rayon fiber containing tourmaline** *By BACKGROUND OF THE INVENTION*
Statement in Source:	It is an issue of interest in recent years that living body cells can be activated by so-called active ions to improve the healthful condition of the living body so that various studies are now under way to utilize active ions for the control of autonomic and motorial nervous systems, promotion of sound sleep, ataractic stabilization, acceleration of recovery from fatigue and so on. As one of the substances which emit such active ions, tourmaline, which is a naturally occurring mineral but can be synthesized artificially, is proposed as promising. Namely, tourmaline is the strongest in the permanent spontaneous electric polarizability among known electret minerals having permanent polarizability so that the vector of polarization thereof is not influenced by an external electric field. It is also noted that tourmaline mineral emits far-infrared light. One of the inventors has proposed, directing his attention to these facts, tourmaline-containing electret fibers in Japanese Patent Publication 6-104926 after extensive investigations on the beneficial effects such as improvement of blood circulation on a person wearing clothes of athletic supporters made from a fabric of certain fibers containing fine particles of tourmaline.

2

Statement in 8-K	"Our tourmaline water machines or water mugs purify, mineralize and activate the water in them because we infuse tourmaline particles into the filter of the water machine or water mug. It is believed that the purified, mineralized and activated water will promote the drinker's metabolism and prevent oxidation."
Source	***Effects of tourmaline addition on the dehydrogenase activity of Rhodopseudomonas palustris*** *By Mei-sheng Xia, Cai-hong Hu, Hong-mei Zhang, Animal Science College, Zhejiang University, China*
Statement in Source	Tourmaline reduced volume of clusters of water molecules and improved the dehydrogenase activity of R. palustris. The pH value was self-controlled to about 8.0 by tourmaline irrespective of whether the original solution was acidic or alkaline. The promoted activity of dehydrogenase observed in this study may be caused by structural change of water clusters and pH self-control by tourmaline. The study may be useful for the application of tourmaline in biological systems such as treatment of wastewater.
Source:	***Observation of spontaneous polarization of tourmaline*** *By Environment Engineering Institute, China Building Materials Academy, Beijing, China, Jin Zong-Zhe. Et Al.*
Statement in Source:	However, in 1980s the Japanese environmental expert, Tetsujiro Kubo, found that tourmaline could purify water, and demonstrated that the antilogous pole could absorb copper ions in copper sulfate aqueous solution. Therefore, he suggested that tourmaline should have "permanent electrode". The permanent electrode should be attributed to its spontaneous polarization.
Source:	**Permanent Spontaneous Polarization of Tourmaline and its Application to Environment and Health Field** *By Zhang Zhixiang et al, China Non-metallic Mining Industry Herald, 2003-01*
Statement in Source:	Tourmaline exhibits permanent spontaneous polarization, and the vector of polarization thereof is not influenced by an external electric field. Confirmed is the existence of electrostatic field around tourmaline particles. Furthermore, tourmaline particles can release negative ions and emit far-infrared light. With its above properties, tourmaline mineral can be applied to environment and health fields such as treatment of water, environmental protection paints, and health rayon fiber, etc. So tourmaline mineral being a natural green material has a good prospect.

3

Int J Biometeorol (1993) 37:133–138

International Journal of Biometeorology IJB

Electromagnetic wave emitting products and "Kikoh" potentiate human leukocyte functions

Yukie Niwa[1], Osamu Iizawa[2], Koichi Ishimoto[3], Xiaoxia Jiang[1], and Tadashi Kanoh[4]

[1] Niwa Institute for Immunology, Tosashimizu, Japan
[2] Department of Dermatology, Tohoku University School of Medicine, Sendai, Japan
[3] Department of Pediatrics, Faculty of Medicine, Juntendo University, Japan
[4] Department of Internal Medicine, Faculty of Medicine, Kyoto University, Japan

Received April 18 / Accepted May 6, 1993

Abstract. Tourmaline (electric stone, a type of granite stone), common granite stone, ceramic disks, hot spring water and human palmar energy (called "Kikoh" in Japan and China), all which emit electromagnetic radiation in the far infrared region (wavelength 4–14 μm). These materials were thus examined for effects on human leukocyte activity and on lipid peroxidation of unsaturated fatty acids. It was revealed that these materials significantly increased intracellular calcium ion concentration, phagocytosis, and generation of reactive oxygen species in neutrophils, and the blastogenetic response of lymphocytes to mitogens. Chemotactic activity by neutrophils was also enhanced by exposure to tourmaline and the palm of "Kikohshi" i.e., a person who heals professionally by the laying on of hands. Despite the increase in reactive oxygen species generated by neutrophils, lipid peroxidation from unsaturated fatty acid was markedly inhibited by these four materials. The results suggest that materials emitting electromagnetic radiation in the far infrared range, which are widely used in Japan for cosmetic, therapeutic, and preservative purposes, appear capable of potentiating leukocyte functions without promoting oxidative injury.

Key words: Calcium concentration – Electromagnetic wave – Human palmar energy (Kikoh) – Leukocyte function

Introduction

The spectrum of electromagnetic radiation emitted by the sun ranges in wavelength from very short (below 0.1 μm, called γ- or X-ray) to very long (over 3 μm, called infrared ray; over 1000 μm, called far infrared ray), in which the "growth ray" (sunlight promoting growth of living organisms) with wavelengths between 4 and 14 μm is also included. Nevertheless, every kind of material and living organism on the earth including plants and animals has from ancient times absorbed the energy of the sunlight with various wavelengths. The absorbed sunlight of each specific wavelength is again emitted from the material, plant or animal. Stones, sand, hot spring water and human hand palmar energy, etc. are able to emit a "growth ray" or far infrared ray (electromagnetic wave) with wavelength of 4–14 μm, which was also emitted from sunlight and absorbed by these materials.

Among these growth ray emitting materials are granite stones, which mostly consist of 60% silica, 17% Al_2O_3, 10–12% MgO, 5–7% Fe_2O_3, and other minor components and are derived from volcanic lava. Tourmaline, a granite stone obtained mainly in Brazil, Mexico, Australia and deep mountains in China and Russia, in contrast to common granite stones possesses a permanent electrostatic pole with high energy, being heavily electrically charged. Ceramic disks, synthesized so that their constituents are similar to natural common granite stone, and their analogs have become widely used in Japan for purifying drinking water by removing the pollutants; as a food preservative for meat, fish, or vegetables; and for medicinal purposes (Niwa and Komuro 1991 a, b; Wolken 1975; Inoue and Kabaya 1989; Inoue and Honda 1986; Ise et al. 1987; Honda and Inoue 1988; Lee et al. 1990; Inoue et al. 1990). In addition, hot springs and "Kikoh" are also popular in Japan and China for promoting people's health and improving their chronic disorders.

Previously it was thought that the limits of radiation effective in inducing a physiological reaction lie between 300 and 950 nm (Wolken 1971). On the other hand, recent papers (Niwa and Komuro 1991 a, b; Wolken 1975; Inoue and Kabaya 1989; Inoue and Honda 1986; Ise et al. 1987; Honda and Inoue 1988) although few in number have dealt with the scientific analysis of biological activities of far infrared radiation in animals or humans. However, nothing has previously been reported at the cellular level.

Correspondence to: Y. Niwa, Niwa Institute for Immunology, 4-4 Asahimachi, Tosashimizu, Kochi-ken, 787-03, Japan

137

species generation of human neutrophils

Reactive oxygen species (ROS) generation			Blastogenesis (cpm)		
O_2^- (n*M*/10^6 cells per min)	H_2O_2 (pmol/2.5×10^6 cells per min)	OH· (pmol/3.0×10^6 cells per min)	PHA	Con A	PWM
2.30±0.3**	428±55**	697±83**	44778±4925**	40311±4837*	41005±4510**
1.95±0.2*	414±57*	652±104*	42968±6015*	39219±5882*	40986±5328**
1.89±0.3*	409±61*	638±108*	41671±5417*	38045±6087*	40918±5630**
2.25±0.3**	402±67*	706±105**	44562±5793**	40482±6881*	41642±6246**
1.97±0.3*	408±62*	654±111*	38621±5406*	39688±6746*	34343±4464*
2.06±0.3*	426±59*	678±122*	37962±4935*	39149±6263*	35429±4605*
1.59±0.2	340±44	512±40	33568±4028	42367±4660	37112±4824
1.63±0.2	349±48	534±69	34569±5185	33001±4620	30625±4287
1.52±0.2	325±43	498±59	32457±4219	30652±4597	27987±3638

Table 2. Effect of electromagnetic ray emitting materials on lipid peroxidation[a]

Test materials	Average (at 6 min)
Control A (UV −)	5.0± 0.5
Control B (UV +)	471 ±45
(UV +) plus:	
Tourmaline	204±21**
Common granite stone	269±29*
Ceramic disk	238±31**
Hot spring water	264±33*
Kikohshi J.Y.	217±19**
Kikohshi C.Y.T.	231±17**
Moraine	442±41

[a] Docosahexaenoic acid diluted 200-fold with 95% ethanol was exposed to UV (sunlight) for 6 h
* $P<0.01$ vs control; ** $P<0.001$

chemotaxis was seen with either the other Kikohshi or the three materials (Table 1).

Exposure to tourmaline and common granite stones, ceramic disks, hot spring water and the palms of the two Kikohshi markedly inhibited sunlight-induced lipid peroxidation of unsaturated fatty acids (Table 2). On the other hand, control stones, moraine and human palms of common control people (not Kikohshi) did not show any significant change in any of the parameters (Fig. 1; Tables 1 and 2).

Discussion

The present study shows that exposure to materials capable of emitting far infrared electromagnetic radiation can induce an increase in $[Ca^{2+}]_i$ in neutrophils in vitro. This increase is in general closely correlated with cell activation and the resultant potentiation of leukocyte functions. Exposure to these materials also appeared to inhibit lipid peroxidation, a process implicated in cytotoxicity and carcinogenesis (Yagi 1984; Nishigaki et al. 1980; Welsch 1987). Although the mechanism for these observations is not known, it might be expected from the present study that materials emitting electromagnetic radiation could induce activation of cells in a variety of tissues in addition to leukocytes.

Previous reports of the beneficial effects of far infrared radiation on plants and animals, including humans (Niwa and Komuro 1991a, b; Wolken 1975; Inoue and Kabaya 1989; Inoue and Honda 1986; Ise et al. 1987; Honda and Inoue 1988) may be ascribable to cell activation mechanisms, some of which have been elucidated in our present study. Inoue et al. (Inoue and Kabaya 1989; Inoue and Honda 1986; Ise et al. 1987; Honda and Inoue 1988) have reported the effect of far infrared-radiating ceramic disks on the enhancement of sleep, increase in growth, potentiation of peripheral blood flow and body temperature, and inhibition of obesity in rats and humans. However, our study is apparently the first to demonstrate an effect of this range of electromagnetic radiation on human tissue at the cellular level.

We have also confirmed in clinical studies the reports of Inoue et al. (Inoue and Kabaya 1989; Inoue and Honda 1986; Ise et al. 1987; Honda and Inoue 1988; Lee et al. 1990; Inoue et al. 1990) that these materials can be beneficial in treating circulatory disorders, atherosclerosis, and obesity (unpublished data, in our laboratory). A pertinent result of the present study was that lipid peroxidation was markedly inhibited by exposure to the infrared-emitting materials. This might help to explain the effect on vascular disease, since it is thought that lipid peroxides associated with circulating low density lipoprotein (LDL) become attached to the arterial inti-

Negative Air Ion Releasing Properties of Tourmaline/Bamboo Charcoal Compounds Containing Ethylene Propylene Diene Terpolymer/Polypropylene Composites

Jen-Taut Yeh,[1,2,3] Han-Hsing Hsiung,[3] Wei Wei,[2] Ping Zhu,[1] Kan-Nan Chen,[4] Tao Jiang[2]

[1]Key Laboratory of Green Processing and Functional Textiles of New Textile Materials, Wuhan University of Science and Engineering, Ministry of Education, Wuhan, China
[2]Faculty of Material Science and Engineering, Hubei University, Wuhan, China
[3]Department and Graduate School of Polymer Engineering, National Taiwan University of Science and Technology, Taipei, Taiwan
[4]Department of Chemistry, Tamkang University, Tamsui, Taiwan

Received 10 May 2008; accepted 17 December 2008
DOI 10.1002/app.30003
Published online 2 April 2009 in Wiley InterScience (www.interscience.wiley.com).

ABSTRACT: The average concentrations of negative air ions (C_{ion-}) emitted from tourmaline (T), bamboo charcoal (B) particles, and tourmaline/bamboo charcoal (T/B) compounds containing polypropylene (PP) and ethylene propylene diene terpolymer/polypropylene (EPDM/PP) composite specimens under varying testing conditions were investigated in this study. The C_{ion-} values emitted from T or B filled PP and EPDM/PP composite specimens reached a maximum value as their T or B contents approached the 5 and 3 wt % optimum values, respectively. In contrast, the C_{ion-} values of T/B compounds filled PP and EPDM/PP composite specimens were significantly higher than their theoretical C_{ion-} values estimated using the "simple mixing rule," and reached a maximum value as the weight ratio of T to B reaches an optimum value. At this optimum T/B weight ratio, the C_{ion-} values of T/B compounds filled PP and EPDM/PP composite specimens reached another maximum as their total compound loadings reached the optimum loading of 6 and 4 wt %, respectively. The C_{ion-} values of the PP/T/B and EPDM/PP/T/B specimens increased significantly as they were tested under dynamic mode or by increasing the testing temperatures. The T and/or T/B powders filled PP and EPDM/PP specimens exhibited significantly higher tensile strength (σ_f) and elongation at break (ε_f) values than did the B filled PP and EPDM/PP specimens with the same filler loadings, respectively. Energy dispersive X-rays, particle size, and SEM morphology analysis of the filler particles present in the T, B, and T/B filled composite specimens were performed to understand these interesting negative air ion and tensile properties. © 2009 Wiley Periodicals, Inc. J Appl Polym Sci 113: 1097–1110, 2009

Key words: Composites; poly(propylene) (pp); resins

INTRODUCTION

Negative ions present in air are generally recognized as being capable of exhibiting an invigorating effect on the living body by normalizing the autonomic or motorial nervous system. The person under the influence of negative ions is imparted with their biological functions such as sleep stimulation, ataraxy, activation of body cells, acceleration of metabolism, blood circulation, and fatigue recovery and so on.[1,2] For convenience, these negative ions present in air will be referred to as negative air ions. Presumably, they can be present as varying types of negative air ions, such as $O_2^-(H_2O)_n$, $OH^-(H_2O)_n$, or $CO_4^-(H_2O)_2$,[2,3] when enough moisture contents are present in the ambient environment. Therefore, investigations of emitting negative air ions have drawn much attention for years.

Natural tourmaline ores can generate negative air ions spontaneously and permanently without generating excess amounts of radiation and ozone molecules.[4] It is worth noting that the efficiency of generating negative air ions of tourmaline crystals can be improved significantly by increasing their ambient temperatures or pressures, since they are generally recognized as pyroelectric and piezoelectric materials. It was also reported that the tourmaline mineral can emit far-infrared light, deodorize, purify water, and serve as effective antibacterial agent.[5–8] In view of the varying functional properties of tourmaline, investigations in preparing the new composite materials containing tourmaline capable of emitting negative air ions have drawn much attention for years. Many tourmaline-contained

Correspondence to: J.-T. Yeh (jyeh@tx.ntust.edu.tw).
Contract grant sponsor: National Science Council; contract grant numbers: NSC-92-2216-E-011-024, NSC-92-2622-E-002-014-cc3.
Contract grant sponsor: Ministry of Economic Affairs; contract grant number: 95-EC-17-A-11-S1-057.
Contract grant sponsor: Taiwan Textile Research Institute.

Journal of Applied Polymer Science, Vol. 113, 1097–1110 (2009)
© 2009 Wiley Periodicals, Inc.

US005863653A

United States Patent [19]

Sugihara et al.

[11] **Patent Number: 5,863,653**

[45] **Date of Patent: Jan. 26, 1999**

[54] **RAYON FIBER CONTAINING TOURMALINE PARTICLES AND METHOD FOR THE PREPARATION THEREOF**

[75] Inventors: **Toshio Sugihara; Mitsuo Suzuki; Marcos Masaki Komiya**, all of Tokyo-to, Japan

[73] Assignee: **Life Energy Industry Inc.**, Japan

[21] Appl. No.: **872,062**

[22] Filed: **Jun. 10, 1997**

Related U.S. Application Data

[63] Continuation-in-part of Ser. No. 678,061, Jul. 9, 1996, Pat. No. 5,787,525.

[51] **Int. Cl.**[6] **D02G 3/00**

[52] **U.S. Cl.** 428/372; 428/393

[58] **Field of Search** 428/372, 393

[56] **References Cited**

U.S. PATENT DOCUMENTS

5,601,909 2/1997 Kubo 428/372

FOREIGN PATENT DOCUMENTS

6-104926 12/1994 Japan .

Primary Examiner—Newton Edwards
Attorney, Agent, or Firm—Wenderoth, Lind & Ponack, L.L.P.

[57] **ABSTRACT**

Proposed is an electret fiber which is a rayon fiber containing 0.05 to 2.0% by weight of tourmaline particles having a particle diameter not exceeding 0.3 μm. The electret fiber is effective for invigoration of human body by promoting blood circulation. The electret fiber is prepared by spinning a spinning solution of rayon containing the tourmaline particles uniformly dispersed therein into the form of a fiber.

11 Claims, 2 Drawing Sheets

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5,863,653

1

RAYON FIBER CONTAINING TOURMALINE PARTICLES AND METHOD FOR THE PREPARATION THEREOF

This is a continuation-in-part application of U.S. patent application Ser. No. 08/678,061 filed Jul. 9, 1996, now U.S. Pat. No. 5,787,525.

BACKGROUND OF THE INVENTION

The present invention relates to a novel fibrous material which is a rayon fiber containing fine particles of tourmaline and to a method for the preparation thereof. More particularly, the invention relates to a rayon fiber capable of emitting active ions to exhibit an effect of invigoration or activation of living body cells as well as to a method for the preparation thereof.

It is an issue of interest in recent years that living body cells can be activated by so-called active ions to improve the healthful condition of the living body so that various studies are now under way to utilize active ions for the control of autonomic and motorial nervous systems, promotion of sound sleep, ataractic stabilization, acceleration of recovery from fatigue and so on.

As one of the substances which emit such active ions, tourmaline, which is a naturally occurring mineral but can be synthesized artificially, is proposed as promising. Namely, tourmaline is the strongest in the permanent spontaneous electric polarizability among known electret minerals having permanent polarizability so that the vector of polarization thereof is not influenced by an external electric field. It is also noted that the tourmaline mineral emits far-infrared light.

One of the inventors has proposed, directing his attention to these facts, tourmaline-containing electret fibers in Japanese Patent Publication 6-104926 after extensive investigations on the beneficial effects such as improvement of blood circulation on a person wearing clothes or athletic supporters made from a fabric of certain fibers containing fine particles of tourmaline.

SUMMARY OF THE INVENTION

The present invention accordingly has an object to provide a novel tourmaline-containing electret rayon-based fiber capable of emitting active ions in a greatly improved high efficiency and useful not only for the purpose of activation of living body cells as well as an efficient method for the preparation thereof.

Thus, the electret fiber provided by the invention is a fiber of rayon, which includes the rayon fibers of the viscose process and cuprammonium process, containing from 0.05 to 2.0% by weight or, preferably, from 0.05 to 0.5% by weight, based on the amount of the rayon, of particles of tourmaline having a particle diameter not exceeding 0.3 μm uniformly dispersed in the fiber.

The above defined rayon-based electret fiber of the invention is prepared by a method which comprises the steps of:

(a) preparing an aqueous spinning solution of rayon;

(b) uniformly dispersing particles of tourmaline having a particle diameter not exceeding 0.3 μm in the aqueous spinning solution in an amount in the range, preferably, from 0.05 to 2.0% by weight based on the amount of the rayon; and

(c) spinning the tourmaline-containing spinning solution of rayon into the form of a tourmaline-containing fiber.

BRIEF DESCRIPTION OF THE DRAWING

FIG. 1 is a schematic illustration of the system for the measurement of active ion emission from the electret fibers.

2

FIG. 2 is a graph showing the electric conductivity of the water capturing the active ions emitted from the electret fibers prepared in the Examples by using the apparatus system shown in FIG. 1 as a function of the content of tourmaline particles in the fibers.

DETAILED DESCRIPTION OF THE PREFERRED EMBODIMENTS

As is described above, the electret fiber of the invention is a rayon fiber containing particles of tourmaline having a specified particle size and uniformly dispersed in the fiber body in a specified amount.

Namely, the particles of tourmaline in the inventive electret fiber should have a particle diameter not exceeding 0.3 μm or, preferably, not exceeding 0.2 μm. The amount of the tourmaline particles dispersed in the rayon fiber is in the range from 0.05 to 2.0% or, preferably, 0.05 to 0.5% by weight based on the amount of the rayon fiber. When these requirements are satisfied, the tourmaline-containing rayon fibers of the invention are useful for the purpose of living body invigoration.

It is a quite unexpected discovery that the tourmaline particles having an extremely fine particle diameter as mentioned above can be easily and very uniformly dispersed in the spinning solution of rayon even without addition of a dispersion aid to the spinning solution so that a very high active ion-emitting efficiency can be obtained with a relatively low content of the tourmaline particles in the rayon fibers. This unexpected advantage with the extremely fine tourmaline particles is presumably a consequence of the fact that the cellulosic moiety in the spinning solution of rayon is a kind of polymeric electrolyte to exhibit strong interaction with the spontaneously polarized tourmaline particles.

Generally speaking, it is a trend in dispersing fine particles of a foreign material into a solution of a polymeric material as a spinning solution of fibers that an increased difficulty is encountered in accomplishing uniformity of the particle dispersion as the particle diameter of the particles is decreased due to formation of agglomerates of the primary particles. Accordingly, it is a usual practice in obtaining such a uniform dispersion that the dispersion is admixed with a dispersion aid which, however, is not quite effective when the particle diameter of the particles is extremely small. On the other hand, emission of active ions from tourmaline particles is increased as the particle diameter of the particles is decreased.

As is well known, the cellulose moiety in the spinning solution of rayon fibers is in the form of a polymeric electrolyte not only in the viscose process but also in the cuprammonium process so that, quite unexpectedly, very uniform dispersion of tourmaline particles can be obtained presumably due to the ionic interaction between the tourmaline particles and the polymeric electrolyte even when the particle diameter of the tourmaline particles is extremely small.

Tourmaline, which is dispersed in the rayon-based fibers in the form of fine particles, is a kind of naturally occurring minerals and has a chemical composition expressed by the general formula

$$MX_3B_3Al_3(AlSi_2O_9)_3(O,OH,F)_4,$$

in which M is an atom of sodium or calcium and X is an atom of aluminum, iron, lithium, magnesium or manganese. Tourmaline of high purity having good transparency is known as a gem stone and methods for the preparation of

ELSEVIER

Process Biochemistry 41 (2006) 221–225

PROCESS BIOCHEMISTRY

www.elsevier.com/locate/procbio

Short communication

Effects of tourmaline addition on the dehydrogenase activity of *Rhodopseudomonas palustris*

Mei-Sheng Xia *, Cai-Hong Hu, Hong-Mei Zhang

Animal Science College, Zhejiang University, HangZhou 310029, PR China

Received 23 March 2005; received in revised form 11 May 2005; accepted 12 May 2005

Abstract

The structural change of water clusters of distilled water induced by tourmaline addition was observed and a bacterium *Rhodopseudomonas palustris* was used to investigate the effects of tourmaline addition on the dehydrogenase activity of the microorganism. The results showed that tourmaline reduced ^{17}O NMR full width at half maximum intensity (FWHM) for distilled water and the volume of clusters of water molecules. The dehydrogenase activity was improved and remained stable within the pH range from 5 to 11 when tourmaline was added. The results showed that tourmaline controlled the pH of different initial values between 5 and 11 all to about 8.0. Besides the structural change of water clusters, the promoted activity of dehydrogenase observed in this study may be caused by pH self-control by tourmaline. This study provided useful information for the application of tourmaline addition in biological processes such as wastewater treatment.
© 2005 Elsevier Ltd. All rights reserved.

Keywords: Tourmaline; Dehydrogenase; *Rhodopseudomonas palustris*; Water clusters; Enzyme activity; pH

1. Introduction

There have been numerous studies on the effects of electric fields on living organisms. Although some of them show a negative effect, reports are also available showing the significant and positive effects of electric field on the growth and metabolism of organism [1,2].

Tourmaline is a kind of complex borosilicate mineral belonging to the trigonal space group C_{3v}^{5}-R_{3m} [3]. The general chemical formula can be written as $XY_3Z_6Si_6O_{18}(BO_3)_3W_4$, where X is Na, Ca, K or vacancies; Y is Mg^{2+}, Fe^{2+}, Mn^{2+}, Al, Fe^{3+}, Mn^{3+}, Li; Z is Al, Fe^{3+}, Cr^{3+}, Mg; W is OH, F, O [4]. The most important feature among the electric properties of the tourmaline is the possession of spontaneous and permanent poles, which would produce an electric dipole, especially in a small granule with a diameter of several microns or less [5–7]. Therefore, a strong electric field exists on the surface of a tourmaline granule [6,8,9]. The electric field effect of tourmaline particles can be utilized and applied in various fields.

Jin et al. [10] showed that tourmaline stimulated the proliferation of vascular endothelial cells (ECV-304) using co-culture method. Their experiment was performed using a millicell membrane culture dish between ECV-304 and tourmaline, so tourmaline was not directly contacted with ECV-304 and the culture medium was circulated through millicell membrane. Xia et al. [11] found that the growth of caco-2 cells was promoted and the activity of alkaline phosphatase was improved when tourmaline-treated-Dulbecco's Modified Eagle Medium was used to incubate the cell. Those reports indicated that the effects of tourmaline on cultured cells may be mediated via the culture medium. However, the reason of this effect has not been understood yet.

It is clear that life on Earth depends on the unusual structure and anomalous nature of liquid water. Water molecules form an extended and dynamic hydrogen-bonded network [12,13]. The structural change of water clusters can lead to multiple biological effects [14,15]. It is well known that electric fields affect liquid water cluster structure. In the present study, we investigated the effect of tourmaline on water clustering of liquid water. Since there have been many studies on the application of purple nonsulfur bacterium in biological wastewater treatment and the dehydrogenase activity was used as an index for active bacterial populations and overall microbial activity [16,17], we also used *Rhodopseudomonas palustris* to investigate the effects of tourmaline on the activity of dehydrogenase.

* Corresponding author. Tel.: +86 571 8698 5607.
E-mail address: msxia@zju.edu.cn (M.S. Xia).

1359-5113/$ – see front matter © 2005 Elsevier Ltd. All rights reserved.
doi:10.1016/j.procbio.2005.05.012

M.-S. Xia et al. / Process Biochemistry 41 (2006) 221–225 225

Yoshitake et al. [22] and Ji et al. [23]. The electrode characteristics of tourmaline particles influenced the redox potential of water and regulated the pH value of solution to about 8.0. Surface adsorption and ion exchange adsorption of H^+ helped the increase rate of pH value in acidic solution more than the decrease rate in basic solution [22,23]. The maintenance of pH value was very important for the growth and metabolism of bacteria [24,25]. It seemed that pH 8.0 was the optimal value for dehydrogenase activity when no tourmaline was added and the dehydrogenase activity decreased beyond this range. The dehydrogenase activity remained stable under condition of pH ranged from 5 to 11 when tourmaline was added. The results indicated that the promoted activity of dehydrogenase observed in this study might be also caused by pH self-control induced by tourmaline.

To determine if the promoted activity of dehydrogenase was due to ions release from tourmaline, an ions release study was performed. It was found that the release of ions from tourmaline was very small. These findings suggested that the promoted activity of dehydrogenase was not due to ions release.

5. Conclusions

Tourmaline reduced volume of clusters of water molecules and improved the dehydrogenase activity of *R. palustris*. The pH value was self-controlled to about 8.0 by tourmaline irrespective of whether the original solution was acidic or alkaline. The promoted activity of dehydrogenase observed in this study may be caused by structural change of water clusters and pH self-control by tourmaline. The study may be useful for the application of tourmaline in biological systems such as treatment of wastewater.

References

[1] Cao HB, Li XG, Wu JC, Yu KT, Zhang Y. Simulation of the effects of direct electric current on multispecies biofilms. Process Biochem 2003; 38:1139–45.

[2] Ellaiah P, Saisha V, Srinivasulu B. Effect of low frequency AC electric fields on urokinase production by MPGN kidney cells. Process Biochem 2003;39:1–4.

[3] Barton RJ. Refinement of the crystal structure of buergerite and the absolute orientation of tourmaline. Acta Crystallogr 1969;B25:1524–33.

[4] Fuat Y. Tourmaline: software package for tourmaline, tourmaline-rich rocks and related ore deposits. Comput Geosci 1997;23:947–57.

[5] Nakamura T, Kubo T. The tourmaline group crystals reaction with water. J Ferroelectr 1992;137:13–31.

[6] Ji ZJ, Jin ZZ, Liang JS, Wang J, Yan XW. Observation of electric dipole on polar crystalline tourmaline granules. J Synth Cryst 2002;3:503–8 (in Chinese).

[7] Jin ZZ, Ji ZJ, Liang JS, Wang J, Sui TB. Observation of spontaneous polarization of tourmaline. Chin Phys 2003;12:222–5.

[8] Yamaguchi S. Surface electric fields of tourmaline. Appl Phys A Solids Surfaces 1983;A31:183–5.

[9] Nakamura T, Fujishiro K, Kubo T, Iida M. Tourmaline and lithium niobate reaction with water. Ferroelectrics 1994;155:207–12.

[10] Jin HM, Hang GB, Zhang GP. Effects of tourmaline on the proliferation of human endothelial cells using millicell membrane culture dish. J Chin Microcirculation 2003;7:309–11 (in Chinese).

[11] Xia MS, Hu CH, Zhang HM, Xiong L, Xu ZR. Effects of tourmaline-treated-water on the growth and the activity of alkaline phosphatase of caco-2 cell. Chin J Cell Biol 2003;12:222–5 (in Chinese).

[12] Liu K, Cruzan JD, Saykally RJ. Water clusters. Science 1996;271:929–33.

[13] Gergory JK, Clary DC, Liu K, Brown MG, Saykally RJ. The water dipole moment in water clusters. Science 1997;275:814–7.

[14] Los Y, Li WC, Huang SH. Water clusters in life. Med Hypotheses 2000;54:948–53.

[15] Zhang JP, Zhao L, Tan X. Structural change of water clusters and the corresponding biological effects. Chemistry 2004;67:278–83 (in Chinese).

[16] Huang JS, Wu CS, Jia CG, Chen CT. Effect of addition of Rhodobacter sp. to activated-sludge reactors treating piggery wastewater. Water Res 2001; 35:3867–75.

[17] Zhou CS, Yin J. A method for measurement of TTC-dehydrogenase activity. Acta Scientiae Circumstantiae 1996;16:400–5 (in Chinese).

[18] Shi XY, Yu HQ. Response surface analysis on the effect of cell concentration and light intensity on hydrogen production by *Rhodopseudomonas capsulata*. Process Biochem 2005;40:2475–81.

[19] Martin B. Hydration water molecules seen by NMR and by X-ray crystallography. Progress in nuclear magnetic resonance spectroscopy 1995;27:635–45.

[20] Li FZ, Zhang XJ, Lv MJ. Study on liquid water cluster with ^{17}O NMR. Acta Scientiae Circumstantiae 2004;24:6–9 (in Chinese).

[21] Sergei VS, Alice V. Electric induced transition in water cluster. J Mol Stru 2002;593:19–32 (Theochem).

[22] Yoshitake N, Ayumu Y, Kazuya O. pH self-controlling induced by tourmaline. J Intelligent Mater Syst Structures 1996;7:260–3.

[23] Ji ZJ, Jin ZZ, Liang JS, Wang J, Yan XW. Influence of tourmaline on pH value of water. Chin Environ Sci 2002;22:515–9 (in Chinese).

[24] Esgalhado ME, Roseiro JC, Collaço MTA. Interactive effects of pH and temperature on cell growth and polymer production by Xanthomonas campestris. Process Biochem 1995;30:667–71.

[25] O'Flaherty V, Mahony T, O'Kennedy R, Colleran E. Effect of pH on growth kinetics and sulphide toxicity thresholds of a range of methanogenic, syntrophic and sulphate-reducing bacteria. Process Biochem 1998; 33:555–69.

Vol 12 No 2, February 2003
1009-1963/2003/12(02)/0222-04

Chinese Physics

© 2003 Chin. Phys. Soc.
and IOP Publishing Ltd

Observation of spontaneous polarization of tourmaline*

Jin Zong-Zhe(金宗哲)[a], Ji Zhi-Jiang(冀志江)[a)b)†], Liang Jin-Sheng(梁金生)[a], Wang Jing(王 静)[a], and Sui Tong-Bo(隋同波)[a]

[a] *Environment Engineering Institute, China Building Materials Academy, Beijing 100024, China*

[b] *Hebei Institute of Architectural and Civil Engineering, Zhangjiakou 075024, China*

(Received 10 June 2002; revised manuscript received 19 October 2002)

Since Tetsujiro Kubo indirectly found the spontaneous polarization of tourmaline through absorbing copper ions in copper sulfate aqueous solutions in 1980s, there is no other evidence to demonstrate the existence of the spontaneous polarization in tourmaline. It was found that after a tourmaline particle was bombarded by electron beams, a spot appeared on the surface of the sample, and that one half of the spot was brighter than the other half under scanning electron microscope. After tourmaline was treated for 2 h at 1223K and then bombarded by electron beams, the bombardment spot did not appear because the crystal structure of tourmaline is destroyed. The existence of the bombardment spot accounts for the spontaneous polarization. The shape and brightness of the bombardment spot not only shows the existence of a surface electric field induced by spontaneous polarization, but also the relation with the direction of the crystal plane of tourmaline.

Keywords: spontaneous polarization, tourmaline, electron beam bombardment
PACC: 9160P, 0779, 6116P

1. Introduction

Tourmaline is a kind of complex borosilicate mineral with a general chemical formula[1,2] of $XY_3Z_6Si_6O_{18}(BO_3)_3W_4$. The X site is commonly occupied by Na, but it can also be replaced by K, Ca and vacancies. Tourmaline contains two main types of octahedral sites as Z and Y. The Z site is occupied by Al, but Fe^{2+}, Fe^{3+}, Ti, Mg, Cr, and V^{3+} may frequently replace it, whereas the Y site can be occupied by a variety of cations such as Fe, Mg, Mn, Al, Li, and Ti. The W site is occupied by OH, but is also replaced by F and O. It was found early[3] that tourmaline had the properties of pyroelectricity and piezoelectricity. But it is not ferroelectric.[4] The pyroelectricity of tourmaline has been used in thermal imaging sensor and the net-flux radiometer contained in the Galileo probe, which was released into the atmosphere of Jupiter on 1995 July 13.[5] The fundamental study on tourmaline has become less since the World War II, because no new property was found. However, in 1980s the Japanese environmental expert, Tetsujiro Kubo,[6,7] found that tourmaline could purify water, and demonstrated that the antilogous pole could absorb copper ions in copper sulfate aqueous solution. Therefore, he suggested that tourmaline should have "permanent electrode". The permanent electrode should be attributed to its spontaneous polarization. But to date, there has been no other evidence to support this viewpoint. Electron micrographic technique has been widely used in the study of surface property of materials.[8,9] Ji and co-workers[10] found that absorption and repellence existed between the particles of tourmaline by scanning electron microscope (SEM) measurements. The dipolar nature of tourmaline was observed in this study through electron probe in SEM (Philips XL30-TMP), indicating that spontaneous polarization existed in tourmaline.

2. Experiment

A mono-energetic electron beam has been employed, whose cross section and driving voltage are respectively 3nm and 25kV. The current density of the incident electron beam was 33μA. The experimental powdered sample was the schorl-dravite crystal ($R3m$, $a=b$=1.59782nm, c=0.715569nm). The samples were treated at 573, 973, 1153, and 1223K for 1 h separately, and one of the sample was treated at 1225K for 2 h.

*Project supported by the National Natural Science Foundation of China (Grant No 50272062) and by the National High Technology Development Program of China (Grant No 2001AA322050).

†Author to whom correspondence should be addressed.

http://www.iop.org/journals/cp

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Permanent Spontaneous Polarization of Tourmaline and its Application to Environment and Health Field

Zhang Zhixiang et al

Tourmaline exhibits permanent spontaneous polarization, and the vector of polarization thereofis not influenced by an external electric field. Confirmed is the existence of electrostatic field aroundtourmaline particles. Furthermore, tourmaline particles can release negative ions and emit far-infrared light.With its above properties, tourmaline mineral can be applied to environment and health fields such astreatment of water, environmental protection paints, and health rayon fiber, etc. So tourmaline mineral beinga natural green material has a good prospect.

【Key Words】: **tourmaline spontaneous polarization environment and health application**
【CateGory Index】: P578
【DOI】: cnki:ISSN:1007-9386.0.2003-01-018

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【References】

Chinese Journal Full-text Database 10 Hits

1 Huang Fengping Li Ying(1 Shannxi University of Science & Technology Shaanxi Xianyang 712000 2 Xianyang Ceramics Research & Design Institute Shaanxi Xianyang 712000):Electronegative Environment-protecting Ceramics[J]:Foshan Ceramics;2006-01

2 Cao Huiling,Zhang Li,Lu Guangyong(School of Chemistry and Environment,South China Normal University,Guangzhou 510631,China);Absorption and Degradation of Organic Dyestuff Like Methylene Blue by Tourmaline[J]:Guangdong Chemical Industry;2007-01

3 QUI Fa-gui1,LI Quan-ming1,2,ZHANG Mei1,LI Xiu-gang3(1.Department of Quartermaster Engineering,Jilin University Changchun 130062 China;2.School of Materials Science and Engineering,Jilin University Changchun 130025 China;3.Petro China Jilin Petrochemical Company,Jilin 132002 China):New Research Progress in Anion Fiber and Textile[J]:Hi-Tech Fiber & Application;2008-03

4 DONG Fa-qin,HE Deng-liang,YUAN Chang-lai(Southwest University of Science and Technology,Mianyang 621010,China);The environmental functional property and trends of application of tourmaline[J]:Journal of Functional Materials;2005-10

5 HUANG Shengji (Guangzhou Reseatch Institute of Environmental Prote ction Science, Guangzhou 510620, China);Effects of Far-infrared Radiation Material in the Treatment of Atmosphere Pollution[J]:Guang Zhou Chemical Industry and Technology;2005-03

6 WU Jing,WU Chun-long,HUANG Sheng-ji,SHI Yi-zhou(1 Guangzhou Research Institute of Environmental Protection Science,Guangzhou 410620;2 Yu Neng Scientific and Technical Development Co.,Ltd,Guangzhou 523411,China):Property of Tourmaline and the Development and Application of Environmental Protection Product[J]:Guangzhou Chemical Industry;2006-04

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